UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2018

001-35878

(Commission File Number)

Intelsat S.A.

(Translation of registrant’s name into English)

4 rue Albert Borschette

Luxembourg

Grand-Duchy of Luxembourg

L-1246

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This Form 6-K (including exhibits hereto) is hereby incorporated by reference into the Offering Memorandum dated June 11, 2018, relating to the offer and sale of the Company’s 4.50% convertible notes due 2025.

Private Convertible Notes Offering

Purchase Agreement

On June 11, 2018, Intelsat S.A. (the “Company”) and Intelsat Envision Holdings LLC, a wholly owned indirect subsidiary of the Company and the parent company of Intelsat Connect Finance S.A. (“Intelsat Envision”), entered into a purchase agreement (the “Purchase Agreement”), pursuant to which the Company on June 18, 2018 sold $350,000,000 aggregate principal amount of 4.50% convertible senior notes due 2025 guaranteed by Intelsat Envision (the “notes”) to Goldman Sachs & Co. LLC and Morgan Stanley & Co. LLC as initial purchasers (the “Initial Purchasers”), plus an additional $52,500,000 aggregate principal amount of notes pursuant to an option granted to the Initial Purchasers, in a private offering to qualified institutional buyers pursuant to Rule 144A under the U.S. Securities Act of 1933, as amended (the “Securities Act”).

The Purchase Agreement contains customary representations, warranties and agreements by the Company and Intelsat Envision and customary conditions to closing, obligations of the parties and termination provisions. In addition, the Company and Intelsat Envision have agreed to indemnify the Initial Purchasers against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the Initial Purchasers may be required to make because of any of those liabilities. The Company, Intelsat Envision, the Company’s directors and certain of the Company’s executive officers and shareholders have also agreed with the Initial Purchasers not to offer or sell any common shares (or securities exchangeable for or convertible into common shares), subject to certain exceptions set forth in the Purchase Agreement, for a period of 75 days after the date of the Offering Memorandum dated June 11, 2018, relating to the offer and sale of the notes.

The offer and sale of the notes was not registered under the Securities Act and the notes may not be resold absent registration or an applicable exemption from registration requirements.

Indenture

Notes in the aggregate principal amount of $402,500,000 have been issued under an Indenture, dated June 18, 2018, among the Company, as issuer, Intelsat Envision, as guarantor, and U.S. Bank National Association, as trustee (the “Indenture”). The notes are senior unsecured obligations of the Company.

Interest and Maturity. The notes bear interest at a rate of 4.50% per annum, subject to certain additional interest under certain circumstances. The notes mature on June 15, 2025 unless earlier repurchased, converted or redeemed.

Guarantees. The notes will be fully and unconditionally guaranteed on a senior basis by Intelsat Envision.

Security. The notes are unsecured.

Conversion Rights. Prior to December 15, 2024, holders of the notes may convert notes for common shares of the Company (subject to the Company’s option to cash settle conversions in whole or in part) only during certain periods, upon the occurrence of certain conditions. On or after December 15, 2024, any holder may, prior to the second trading day preceding the maturity date, convert notes for common shares of the Company (subject to the Company’s option to cash settle conversions in whole or in part) without regard to the fulfilment of those conditions.

The conversion rate for the notes is initially 55.0085 common shares per $1,000 principal amount of notes (equivalent to an initial conversion price of approximately $18.18 per common share), subject to customary adjustments. Following (i) specified corporate events that occur prior to the maturity date or (ii) the Company’s delivery of notice of a redemption, in certain circumstances, the conversion rate will be increased for a holder that elects to convert its notes in connection with such a corporate event or during the redemption period, as the case may be.

Optional Redemption. The Company may redeem the notes at its option, on or after June 15, 2022, and prior to the forty-second scheduled trading day preceding the maturity date, in whole or in part, if the last reported sale price of the common shares has been at least 130% of the conversion price then in effect for at least 20 trading days (whether or not consecutive), during any 30 consecutive trading day period ending on, and including, the trading day immediately preceding the date on which the issuer provides notice of redemption.

The redemption price will be equal to 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date. The Company may also redeem the notes in the event of certain developments affecting taxation with respect to the notes.

Events of Default. The Indenture also contains events of default which include: a default in any payment of interest on the notes, a default in the payment of principal on the notes, a failure to comply with a conversion obligation by the Company, a failure to give notice of a fundamental change (as defined in the Indenture), a failure to comply with a covenant in the Indenture, certain unstayed judgments in excess of $75 million, failure to pay at maturity or acceleration of indebtedness in excess of $75 million, and certain bankruptcy events.

The foregoing is a summary description of certain terms of the Indenture and is qualified in its entirety by the text of the Indenture attached as Exhibit 4.1 to this Report on Form 6-K and incorporated herein by reference.

(d) Exhibits.

Exhibit
Number	Description

4.1	Indenture, dated June 18, 2018, among Intelsat S.A., as issuer, Intelsat Envision Holdings LLC, as guarantor, and U.S. Bank National Association, as trustee (including form of the notes)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

INTELSAT S.A.

Date: June 18, 2018	By:	/s/ Michelle Bryan
	Name:	Michelle Bryan
	Title:	Executive Vice President, General Counsel, Chief Administrative Officer and Secretary